David G. Peinsipp	VIA EDGAR AND FEDEX
T: +1 415 693 2177
dpeinsipp@cooley.com

June 4, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Barbara C. Jacobs

RE:	New Relic, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted April 24, 2014

CIK No. 0001448056

Dear Ms. Jacobs:

On behalf of our client, New Relic, Inc. (the “Company”), enclosed is an amended confidential draft registration statement on Form S-1 (“Amended Draft Registration Statement”). The Amended Draft Registration Statement updates the Company’s confidential draft registration statement on Form S-1 (the “Original Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on April 24, 2014. The copy of the Amended Draft Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Original Draft Registration Statement.

The Amended Draft Registration Statement is also being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 21, 2014 with respect to the Original Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Amended Draft Registration Statement.

Staff Comments and Company Responses

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

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Response: The Company advises the Staff that, at this time, neither it nor anyone authorized to act on its behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is it aware of any research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act. However, the Company does plan to commence testing-the-waters meetings this week and will provide copies to the Staff of the materials used in such meetings although the Company does not believe these are written materials in reliance on Section 5(d) of the Securities Act. If the Company later provides any written materials or becomes aware that such materials or research reports have been published or distributed, the Company will notify the Staff and provide copies of the relevant materials or reports.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with the required information with sufficient time for the Staff to review such information.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Response: The Company has included all graphical materials and artwork that it currently intends to use in the prospectus in the Amended Draft Registration Statement, with the exception of the inside cover graphics. The Company will provide the Staff with the inside cover graphics, as well as additional graphical materials or artwork that it later determines to include, if any, with sufficient time for the Staff to review such graphical material or artwork.

Prospectus Summary, page 1

Overview, page 1

4.	You disclose that as of March 31, 2014, you had over 200,000 users. Please disclose how you define or measure your “users.”

Response: The Company has revised the disclosure on pages 1, 39, and 60 of the Amended Draft Registration Statement in response to the Staff’s comment.

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Risks Associated With Our Business, page 5

5.	Revise the last bullet point in this section to disclose the percentage of your voting power to be held by affiliates following the offering.

Response: The Company has revised the disclosure on page 6 of the Amended Draft Registration Statement in response to the Staff’s comment.

Risk Factors

We have a limited operating history, page 11

6.	Please revise this risk factor and the last risk factor on page 12 to omit the comprehensive list of factors that could affect your future financial results. To the extent that any of the factors identified in these risk factors are not discussed elsewhere in this section and pose a material risk to investors or your business, you should discuss each such risk separately.

Response: The Company has revised the disclosure on pages 11 and 12 of the Amended Draft Registration Statement in response to the Staff’s comment.

Industry and Market Data, page 32

7.	We note your statement that although you believe the third-party data sources referred to in the prospectus are reliable, neither you nor the underwriters have independently verified such information. Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response: The Company has revised the disclosure on page 31 of the Amended Draft Registration Statement in response to the Staff’s comment.

8.	With respect to third-party statements in the prospectus, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please confirm that neither you nor any offering participants commissioned any of the reports you cite.

Response: The Company has supplementally provided to the Staff the requested support, marked as requested. The Company confirms that neither it nor any offering participants commissioned any of the reports that it cites.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

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Use of Proceeds, page 33

9.	You disclose that you will use the net proceeds from the offering primarily for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. Please revise to disclose the approximate amount of net proceeds that you intend to spend on the activities you identify, individually or in the aggregate, or advise why you cannot provide such information. Refer to Item 504 of Regulation S-K.

Response: The Company respectfully advises the Staff that it has not determined the amounts of proceeds from this offering that will be allocated to each activity identified in the Amended Draft Registration Statement. Further, the Company believes that, because it has not determined the amount of proceeds from this offering that will be allocated to each purpose enumerated in this section, that to do so would be highly speculative and therefore not material or beneficial to investors.

Management’s Discussion and Results of Operations

Overview, page 40

10.	Please expand this section to provide a balanced and meaningful discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results.

Response: The Company has revised the disclosure on page 40 of the Amended Draft Registration Statement in response to the Staff’s comment.

11.	We note that you currently have 9,117 paid business accounts and that a large majority of your customers start their accounts on a free trial basis. Tell us what consideration you have given to disclosing the percentage of users who convert from free users to paying users in a fiscal quarter or year.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that the conversion rate of free users into paying accounts is not a material operating metric and that the Company does not review it in order to evaluate the Company’s business and results of operations. The Company offers its full-featured products upon deployment with a 14-day or 30-day free trial, after which users have the option to purchase one or more of the Company’s subscription plans. The capital expenditures and operating cost associated with these free trials are not significant and, although some paid customer accounts derive from free accounts in which certain users purchase a subscription plan on their own following deployment with a free trial, the Company derives substantially more revenue from its direct sales efforts. Furthermore, the Company’s marketing strategies create significant variance in the number of users

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission

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that sign up for free trials in a given period. For example, a particular quarterly marketing initiative may result in a significant increase or decrease in the number of users in that quarter, which could in turn result in fluctuations in the percentage of users who convert from free users to paying users in a particular fiscal quarter that would not be indicative of the growth of the paid business accounts. Further, the Company views free trials primarily as a marketing rather than conversion tool. For example, the free trials give the Company the ability to target certain users that it does not believe will ever convert to paid accounts in order to drive word-of-mouth lead generation for the future. Also, since the conversion rate does not provide information regarding the underlying user of the free trial, it could be potentially misleading regarding the ultimate impact on the Company’s results of operations because it disregards the amount of potential revenue that the Company can generate from a conversion. Different types of users use the free trials and each conversion may have a varying impact on the Company’s revenue. For example, some free trial customers could be users testing for a larger enterprise for which a conversion would generate significant revenue, while an individual customer that does not convert would carry the same weight in a conversion metric even though a conversion of such individual customer would not generate as much revenue. Accordingly, the Company believes that disclosure of the conversion percentage would not provide a meaningful measure of the effectiveness of the Company’s sales and marketing efforts or the future impact on the Company’s results of operations and may be misleading to investors. As a result, the percentage of potential customers that purchase the Company’s products after the expiration of the free trial period is not tracked by the Company or viewed by management or the Board of Directors of the Company as a material metric for evaluating its business or results of operations and therefore the Company does not believe it is necessary to disclose the percentage.

Factors Affecting Our Performance, page 41

12.	You state that a key factor to your success is the renewal and expansion of your subscription agreements with your existing customers. Please tell us the renewal rates of your subscription agreements for each period presented and your consideration for disclosing such rates. We refer you to Section III.B of SEC Release No. 33-8350.

Response: The Company advises the Staff that it still has a limited history of renewals given its limited operating history with its current business model, and also has a limited history with respect to its full suite of products. In addition, the primary focus of the Company’s sales and marketing activities to date has been to increase its number of paid business accounts and expand relationships with existing customers. Paid business accounts often start and stop their subscriptions for any number of reasons, including changes in strategy, budget allocation shifts or short subscription terms and, therefore, changes in renewal rates may not be indicative to investors will respect to growth of the Company’s business. For example, if a customer stops subscribing to the Company’s products for a short period before purchasing a new subscription, the Company’s renewal rate would be understated, which could be misleading to investors. In addition, while the Company has recently began targeting its sales efforts towards larger organizations, the Company’s customer base has historically consisted of smaller and medium-sized companies with short subscription terms, and accordingly, renewal rates are less relevant as this customer base drives more variability in the Company’s customers, as well as sales to those customers, from quarter to quarter. On the other

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

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hand, the “dollar-based net expansion rate” includes renewals of subscription accounts for existing customers within a period that better normalizes for temporary fluctuations by particular accounts. Accordingly, the Company believes that the other metrics that the Company’s management and Board of Directors regularly monitor and that are currently disclosed in the Amended Draft Registration Statement, such as the number of paid business accounts and dollar-based net expansion rate, are more meaningful to an investor’s understanding of the Company’s business and indicative of future results of operations.

Key Operating Metrics, page 42

13.	Please revise to provide an explanation of the reasons for the significant quarterly fluctuations in your dollar-based net expansion rate.

Response: The Company has revised the disclosure on page 42 of the Amended Draft Registration Statement in response to the Staff’s comments.

Results of Operations

Comparison of Nine Months Ended December 31, 2012 and 2013

Revenue, page 45

14.	When you refer to two or more factors that contribute to material changes over the reported periods, you should quantify the amount of the changes contributed by each of the factors or events that you identify. For example, you attribute the increase in your revenue from the nine months ended December 31, 2012 to the nine months ended December 31, 2013 to the increase in the number of paid business accounts and the amount attributable to the increase in product adoption for existing paid business accounts, but you do not quantify the effect of either factor. Please provide such disclosure in your next amendment, as appropriate. Refer to Section III.D of SEC Interpretive Release 33-6835 (May 18, 1989).

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

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June 4, 2014

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Response: The Company has revised the disclosure on pages 45 through 48 of the Amended Draft Registration Statement in response to the Staff’s comment, where such quantification was appropriate and could be determined. Instruction 4 to Item 303(a) of Regulation S-K requires a discussion of the causes of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.” An analysis of changes in line items is required where material and where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. However, Instruction 4 to Item 303(a) of Regulation S-K states that line-by-line analysis is not required or generally appropriate when the causes for a change in one line item also relate to other line items.

With respect to the Company’s discussion of the impact on increase in its revenue attributable to the number of paid business accounts and the amount attributable to the increase in product adoption for existing paid business accounts, the Company is unable to quantify the impact for the fiscal year ended March 31, 2012 since it does not have complete data for its paid business accounts at the end of the fiscal year ended March 31, 2012. Accordingly, to quantify such impact for a following fiscal period would not assist an understanding of the Company’s business as a whole. In instances where quantification is not required or appropriate for an understanding of a material change, or where impracticable due to interplay between factors, the Company has disclosed factors in what it believes to be the order of magnitude in the explanations of periodic results of operations.

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense

Common Stock Valuations, page 54

15.	Please revise your common stock valuation discussion to disclose the fact that these estimates and assumptions will not be necessary to determine the fair value of your common stock once the shares begin trading.

Response: The Company has revised the disclosure on page 56 of the Amended Draft Registration Statement in response to the Staff’s comment.

Business

Our Growth Strategy, page 65

16.

Please expand your discussion of your international operations here and in MD&A to explain the scope of your current operations, including identifying the jurisdictions in which you currently offer your products, and to briefly discuss your plans to expand those operations. Also, tell us and disclose, to the extent material, the amount of revenue generated from your international operations for each period presented and disclose the name of any individual foreign country

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

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that accounted for a material amount of your revenue in your last three fiscal years. Refer to Item 101(d) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response: The Company has revised the disclosure on pages 40, 41, 67, 75, and F-24 of the Amended Draft Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that it has not generated more than 10% of its revenue in any of the last two fiscal years from any individual foreign country, and that it did not collect and does not have complete information regarding revenue derived from individual foreign countries for the fiscal year ended March 31, 2012.

Customers, page 69

17.	We note your disclosure in this section that you have 9,117 paid business accounts worldwide. We note further your disclosure on page 42 that a single organization or customer may have multiple paid business accounts for separate divisions, segments, or subsidiaries and that you treat each of these as a separate paid business account. Tell us what consideration you have given to disclosing in this section the total number of your customers. Also, tell us, and disclose if true, if any customer accounted for 10 percent or more of your consolidated revenues in the last two fiscal years. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company’s management tracks and reviews the specific number of paid business accounts that tie to a single account identifier for which it collects payments and derives its revenue. The Company believes that each of these account identifiers represents the entity or organization that makes the purchasing decision. Although the Company is aware, anecdotally, that certain broader organizations may have multiple business accounts with the Company (either as a result of different subsidiaries, segments, divisions or other intercompany delineations), the Company does not, and does not have the ability to, determine the exact number of customers in any given period that are part of a larger organization.

In addition, in response to the Staff’s comment, the Company respectfully advises the Staff that, as disclosed on page F-10 of the Amended Draft Registration Statement, there were no customers that individually exceeded 10% of the Company’s consolidated revenue for the fiscal years ended March 31, 2012, 2013, and 2014, and there were no customers that individually exceeded 10% of the Company’s accounts receivable as of March 31, 2013 or 2014.

Operations, page 70

18.	We note that you currently serve your customers from a third-party data center hosting facility located in Chicago, Illinois. Please discuss your contractual arrangements with this company in your prospectus and file any agreements with your web hosting provider as exhibits to the registration statement, or tell us why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

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Response: The Company respectfully submits that it believes its contractual arrangement (the “Agreement”) with Server Central Network (“SCN”) regarding its third-party data center hosting facility located in Chicago, Illinois is not material to the Company’s operations, that the Company believes its existing disclosure in the Amended Draft Registration Statement regarding the Agreement is appropriate and sufficient for an agreement of this nature, and that the Company believes disclosure of any additional details regarding the Agreement would not be meaningful or helpful to an investor, nor would it alter in any material respect the total mix of information available regarding the Company.

Item 601(b)(10) of Regulation S-K requires the filing of “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement…,” and excepts from the filing requirement contracts “such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” unless it falls into certain categories. One of these categories is “any contract upon which the registrant’s business is substantially dependent….”

The Agreement was made in the ordinary course of the Company’s business. The Agreement grants the Company a license to use the data center for the Company’s applications at a professional level of quality conforming to industry standards, and continues until the expiration of all associated order forms subject to the Agreement, which remain in effect until the expiration date specified therein and will then automatically renew for successive one month terms unless either party provides 30 days’ written notice of nonrenewal. Associated with the Agreement, the Company currently has six service orders in effect, totaling approximately $46,000 in recurring monthly fees. Under the Agreement, the following events may trigger a default and give the non-defaulting party a right to terminate the Agreement: (i) failure to pay any required payments; (ii) a breach of a material term; (iii) the appointment of a receiver, trustee, or similar officer for a substantial part of the Company’s property or assets; (iv) filing by the Company of bankruptcy or general assignment to benefit creditors; and (v) a default under order forms or other agreement between the Company and SCN.

Further, such data center hosting arrangements ordinarily accompany the business conducted by the Company, and the Company believes that other public companies in the cloud industry make similar use of their data center hosting facilities.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

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While the Company’s applications are hosted in this single data center, the Company is capable of maintaining availability of its products and services with minimal disruption in the event of a disruption in SCN’s service as it internally implements backup and disaster recovery with the use of a hosting and storage arrangement with Amazon. Based on its internal disaster recovery testing, the Company believes that, were SCN’s services to be disrupted, it can complete its recovery in relatively short order with use of its internal backup disaster discovery arrangements. The Company also believes it would be able to replace SCN with an alternative vendor without unreasonable cost or delay were it necessary or desirable, and therefore, the Company’s business is not substantially dependent on the Agreement.

Given the limited provisions and term of the Agreement and ability for the Company’s products and services to maintain general availability the Company respectfully submits that the Agreement is not material to the Company’s operations and therefore is not required to be further described nor filed.

Intellectual Property, page 72

19.	Please file any confidentiality and invention assignment agreements that you have with your officers or directors as exhibits to your registration statement or advise why this is not required. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. See also Instruction 2 to Item 601.

Response: In response to the Staff’s comment, the Company is re-filing with the Amended Draft Registration Statement its offer letters with its executive officers to attach the form of confidentiality and invention assignment agreement that it has with each executive officer. The Company has not entered into confidentiality and invention assignment agreements with any of its directors.

Underwriting, page 103

20.	We note the statement on page 105 that the representative of the underwriters may release the securities subject to the lock-up agreements any time with or without notice. To the extent any lock-up agreement relates to shares held by your officers or directors, please explain how the above statement is consistent with the requirements of FINRA Rule 5131(d)(2). Additionally, please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so, or if this constitutes a material risk, provide appropriate risk factor disclosure regarding the discretionary power to release the securities subject to the lock-up agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 109 of the Amended Draft Registration Statement. The Company also notes that it has disclosed in the risk factor on page 27 of the Amended Draft Registration Statement that Morgan Stanley & Co. LLC may, in its sole discretion, permit the Company’s officers, directors, employees and current security holders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

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Consolidated Financial Statements General

21.	We note you do not present comprehensive income. We further note you disclose on page F-11 that the adoption of the guidance related to presentation of amounts reclassified from accumulated other comprehensive income did not impact the company because the reclassification of other comprehensive income is not significant. Please clarify for us whether you have other comprehensive income items and if so, what those amounts are and how they are presented on your financial statements. We refer you to ASC 220-10-45.

Response: We respectfully advise the Staff that the Company does not have any other comprehensive income for the periods presented in the Amended Draft Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and F-11 of the Amended Draft Registration Statement to clarify that the adoption of the guidance related to presentation of amounts reclassified from accumulated other comprehensive income did not impact the Company’s consolidated financial statements, as the Company does not have other comprehensive income for the periods presented.

Notes to Consolidated Financial Statements

Note 5. Commitments and Contingencies

Litigation, page F-14

22.	You disclose on page F-15 that it is not possible to determine the maximum potential amount of liability under the indemnification obligations due to your limited history of prior indemnification claims. Please revise to clarify whether you believe there is at least a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred under these indemnification obligations and if so, disclose an estimate of the loss or additional loss or range of loss or state that such an estimate cannot be made. We refer you to ASC 450-20-50.

Response: The Company respectfully advises the Staff that the Company has evaluated the guidance in ASC 450-20-50 and it does not believe there is at least a reasonable possibility that a loss may have been incurred under these indemnification obligations that would require the Company to accrue for, or disclose, such a loss. In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Amended Draft Registration Statement to clarify that, to date, the Company has not incurred any costs as a result of the Company’s indemnification obligations, the Company has not accrued any liabilities related to such obligations in its consolidated financial statements and the Company does not currently believe that there is a reasonable possibility that a loss may have been incurred under these indemnification obligations. The Company further advises the Staff that, to date, there have been no claims under any indemnification provisions.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

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**********

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amended Draft Registration Statement or this response letter to me at (415) 693-2177 or Drew Williamson at (415) 693-2199.

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Lewis Cirne, New Relic, Inc.
Mark Sachleben, New Relic, Inc.
Robin Schulman, New Relic, Inc.
Jeffrey Vetter, Fenwick & West LLP
James Evans, Fenwick & West LLP
Edwin Hormozian, Deloitte & Touche LLP
Craig Jacoby, Cooley LLP
Drew Williamson, Cooley LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM